Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2	Date of Material Change

November 22, 2021

Item 3	News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on November 22, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

On November 22, 2021, the Company announced the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of October 2021, our BTC HODL position of 1,350 coins and announcing a new team member from our local community in New Brunswick.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

Please see the attached news release dated November 22, 2021.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9	Date of Report

November 22, 2021

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

November 22, 2021

HIVE Presents Record October 2021 Production Figures, HODL 1,350

Bitcoins as of October and Appointment of Luc Ouellette as VP of our New

Brunswick Data Centre Campus

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of October 2021, our BTC HODL position of 1,350 coins and announcing a new team member from our local community in New Brunswick.

October 2021 Production Figures

Following a record Q2 2021 earnings report (period end September 30, 2021), HIVE is pleased to announce its October 2021 production figures. The Company notes it currently has

• US$23.4M Revenue

• 234 BTC Produced

• 2,591 ETH Produced

Frank Holmes, Executive Chairman of HIVE stated, "We are proud of the growth and operational excellence exhibited from our global operations, which has HIVE generating US$280M in annual revenue on a run- rate basis using October figures, or approximately C$350M.

Aydin Kilic, President & COO of HIVE noted "We would like the investing public and crypto enthusiasts to understand the financial relationship between BTC and ETH mining. For example, currently 1,000 GH/s of ETH mining is equivalent in daily revenue from value of coins produced to approximately 215 PH/s of Bitcoin mining, using daily averages from the month of October. The Company believes it is in a unique position of having a large BTC and ETH mining footprint to provide investors a valuable value proposition. Mr Kilic continued "Similarly, where one can equate hashrate on a revenue basis between BTC and ETH, you can also equate the value of the coins on a daily basis, as such the 2,591 ETH that HIVE produced is approximately equal in value to 171 BTC, in addition to the pure 234 BTC produced from our BTC operations.

The Company's total Bitcoin equivalent production in October 2021 was:

405 BTC Equivalent Produced

13.1 BTC Equivalent per day average Produced

BTC Coin Inventory (HODL)

On October 31, 2021 HIVE was Holder of 1,350 mined Bitcoin coins and has been banking them in secure wallets. Our continued strategy is one to continue holding coins, as we feel that it will benefit our shareholders.

This HODL strategy continues to led to the strengthening of our balance sheet and liquidity each and every month as we add to our BTC HODL position.

Appointment of Luc Ouellette as Vice President of New Brunswick Operations

Mr. Luc Ouellette has been in the IT services sector for many years and is a fixture of the local community in New Brunswick where HIVE's state of the art 70MW data center campus is being constructed, which operates on green energy. Mr. Holmes noted "We are pleased to welcome Mr. Ouellette to the HIVE family, as he has been an integral part of our operations in New Brunswick as a contractor since we acquired this site earlier this year. In addition to being 100% green energy focussed, we believe it is important to recognize talent in the communities where we invest, and we look forward to Luc growing with us as we expand our facility in New Brunswick as a HIVE team member."

Currently HIVE's New Brunswick facility is operating at 30MW of power capacity and generating approximately 650 PH/s of Bitcoin mining capacity. In December 2021 the Company expects the next 20MW phase of this campus to be complete, for which HIVE will have ASIC hardware ready to be installed immediately adding 500 PH/s of Bitcoin mining capacity.

Furthermore, the Company expects that the subsequent 20MW expansion phase will be completed in Q1 of calendar 2022, which will add an additional 500 PH/s of Bitcoin mining capacity and bring the campus to 70MW of total operating infrastructure. HIVE has ASIC hardware secured on delivery such that upon completion of the 70MW New Brunswick campus, this site will produce over 1.6 Exahash of Bitcoin mining capacity, which Mr. Ouellette will directly oversee the day-to-day operations of.

Mr. Kilic stated "We are excited to have Mr. Ouellette oversee the on-site operation of what will be one of Canada's largest single-site crypto mining campuses. I had the pleasure of meeting Luc when I travelled to the HIVE New Brunswick site earlier this year and was very impressed by his professionalism and resourcefulness." Mr. Ouellette, a local resident in the community, will manage the logistics and installations of all incoming ASIC hardware, in addition to on-going maintenance and repairs to ensure optimal hashing uptime, as well will be HIVE's regional representative in New Brunswick.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a 100% green energy focus and an ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and U.S. securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to information about the potential increase in hashpower, the potential for the Company's long-term growth, the Company's HODL strategy being beneficial to shareholders; and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of the Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to their inherent uncertainty.